UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 8, 2012 — Please be advised that the 7th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. will be held as described below.

1.	Date and Time of Meeting:	Thursday, June 28, 2012, at 10:00 a.m.

2.	Place of the Meeting:	NIPPON BUDOKAN at 2-3, Kitanomaru-Koen, Chiyoda-ku, Tokyo

3.	Matters to be dealt with at the Meeting:
Matters for Reporting:
The Business Report for the 7th Fiscal Year (from April 1, 2011 to March 31, 2012), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors.

Matters for Resolution:

	First Item of Business	Appropriation of Surplus

	Second Item of Business	Election of 17 (Seventeen) Directors